Aethlon Medical, Inc.

11555 Sorrento Valley Road, Suite 203

San Diego, California 92121

May 10, 2024

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Robert Augustin

Re:	Aethlon Medical, Inc.
Registration Statement on Form S-1, as amended (File No. 333-278188)

Acceleration Request
Requested Date: May 14, 2024
Requested Time: 9:00 A.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aethlon Medical, Inc. hereby requests that the U.S. Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), and declare the Registration Statement effective as of 9:00 A.M. Eastern Time on May 14, 2024, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Julie Robinson of Cooley LLP at (858) 550-6092, or in her absence, Wade Andrews of Cooley LLP at (858) 550-6042. Thank you for your assistance with this matter.

Sincerely,

Aethlon medical, Inc.

/s/ James B. Frakes

James B. Frakes

Interim Chief Executive Officer and Chief Financial Officer